FORM 8-A

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               SAFETY-KLEEN CORP.
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             (Exact name of registrant as specified in its charter)

       Delaware                                                  51-0228924
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(State of incorporation                                       (I.R.S. Employer
or organization)                                             Identification No.)

   1301 Gervais Street, Suite 300
   Columbia, South Carolina                                             29201
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(Address of principal executive offices)                              (Zip Code)

        Securities to be registered pursuant to Section 12(b) of the Act:

          Title of each class                   Name of each exchange on which
          to be so registered                   each class is to be registered
          -------------------                   ------------------------------

     Rights to Purchase                             New York Stock Exchange
     Common Stock                                   Pacific Exchange

     If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [ ]

     If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [ ]

     Securities to be registered pursuant to Section 12(g) of the Act:

     None


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                       This document consists of 7 pages.
           The exhibit index is contained on page 7 of this document.
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Item 1. Description of Registrant's Securities to be Registered.

         On October 15, 1999 the Board of Directors (the "Board") of Safety-Kleen Corp. (the (the "Company") declared a dividend distribution of one Right for each outstanding share of Common Stock, par value $1.00 per share (a "Common Stock"), of the Company to stockholders of record at the close of business on October 25, 1999 (the "Record Date"). Except as set forth below, each Right entitles the registered holder to purchase from the Company one share of Common Stock at a price of $50 (the "Purchase Price"), subject to adjustment. The Purchase Price shall be paid in cash. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement"), dated as of October 15, 1999, between the Company and Equiserve Trust Company, N.A., as Rights Agent.

         Initially, the Rights will not be exercisable, certificates will not be sent to stockholders and the Rights will automatically trade with the Common Stock.

         Until the close of business on the Distribution Date, which will occur on the earlier of (i) the tenth day following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire (an "Acquiring Person"), beneficial ownership of 15% or more of the outstanding Common Stock of the Company (the "Stock Acquisition Date") or (ii) a date fixed by the Board of Directors of the Company which is not later than the nineteenth business day after the commencement of a tender offer or exchange offer which would result in the ownership of 15% or more of the outstanding Common Stock, the Rights will be represented by and transferred with, and only with, the Common Stock. Until the Distribution Date, new certificates issued for Common Stock after October 25, 1999 will contain a legend incorporating the Rights Agreement by reference, and the surrender for transfer of any of the Company's Common Stock represented by such certificate will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the "Right Certificates") will be mailed to holders of record of the Company's Common Stock as of the close of business on the Distribution Date, and thereafter the Right Certificates alone will evidence the Rights.

         The Rights are not exercisable until an event occurs which gives rise to a Distribution Date. The Rights will expire at the close of business on October 15, 2009, unless earlier redeemed by the Company as described below. All Common Stock certificates issued prior to


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the Distribution Date will be issued with Rights. Common Stock issued after the
Distribution Date will be issued with Rights if such Common Stock certificates are issued pursuant to the exercise of stock options or under an employee benefit plan.

         The Purchase Price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Common Stock, (ii) upon the grant to holders of the Common Stock of certain rights or warrants to subscribe for Common Stock or convertible securities at less than the current market price of the Common Stock at the time of grant or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular cash dividends and dividends payable in Common Stock) or of subscription rights or warrants (other than those referred to above).

         Unless the Rights are earlier redeemed, in the event that, after the Stock Acquisition Date, the Company were to be acquired in a merger or other business combination (in which any shares of the Company's Common Stock are changed into or exchanged for other securities or assets) or more than 50% of the assets or earning power of the Company and its subsidiaries (taken as a whole) were to be sold or transferred in one or a series of related transactions, the Rights Agreement provides that proper provision shall be made so that each holder of record of a Right will from and after such date have the right to receive, upon payment of the Purchase Price, that number of shares of common stock of the acquiring company having a market value at the time of such transaction equal to two times the Purchase Price.

         In the event (i) any Person becomes the beneficial owner of 15% or more of the then outstanding shares of Common Stock, other than pursuant to an all-cash tender offer on the same terms for all outstanding shares of Common Stock pursuant to which no purchases of Common Stock are made for at least 60 days from the date of commencement thereof and which is accepted by holders of not less than the number of shares of Common Stock that, when aggregated with the number of shares of Common Stock owned by the person making the offer (and its affiliates or associates), equals or exceeds 80% of the outstanding Common Stock, (a "Permitted Tender Offer"), or (ii) any Acquiring Person or any of its affiliates or associates engages in one or more "self-dealing" transactions as described in the Rights Agreement, then each holder of a Right, other than the Acquiring Person, will have the right


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to receive, upon payment of the Purchase Price, a number of shares of Common
Stock having a market value equal to twice the Purchase Price. This same right will be available to each holder of record of a Right, other than the Acquiring Person. If, while there is an Acquiring Person, (i) there occurs any reclassification of securities, any recapitalization of the Company, or any merger or consolidation or other transaction involving the Company or any of its subsidiaries which has the effect of increasing by more than 1% the proportionate ownership interest in the Company or any of its subsidiaries which is owned or controlled by the Acquiring Person, and (ii) to the extent that insufficient shares of Common Stock are available for the exercise in full of the Rights, holders of Rights will receive upon exercise, shares of Common Stock to the extent available and then cash, property or other securities of the Company (which may be accompanied by a reduction in the Purchase Price), in proportions determined by the Company, so that the aggregate value received is equal to twice the Purchase Price. Rights are not exercisable following the occurrence of the events described in this paragraph until the expiration of the period during which the Rights may be redeemed as described below. Notwithstanding the foregoing, following the occurrence of the events described in this paragraph, Rights that are (or, under certain circumstances, Rights that were) beneficially owned by an Acquiring Person will be null and void.

         The Company shall not be required to issue fractions of Rights or to distribute Right Certificates which evidence fractional Rights. If the Company shall not issue fractions of Rights, in lieu of such fractional Rights, there shall be paid to the holders of record of the Right Certificates with regard to which such fractional Rights would otherwise be issuable, an amount in cash equal to the same fraction of the then current market value of a whole Right.

         At any time after the date of the Rights Agreement until the earlier of
(i) the close of business on the tenth day following the Stock Acquisition Date (subject to extension by the Board of Directors), or (ii) the close of business on October 15, 2009, the Board of Directors may cause the Company to redeem the Rights in whole, but not in part, at a price of $.01 per Right, subject to adjustment (the "Redemption Price"). Immediately upon the action of the Board of Directors authorizing redemption of the Rights, the right to exercise the Rights will terminate, and the holders of Rights will only be entitled to receive the Redemption Price without any interest thereon.

         For as long as the Rights are then redeemable, the Company may, except with respect to the redemption price or date of expiration of the Rights, amend the Rights in any manner,


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including an amendment to extend the time period in which the Rights may be redeemed. At any time when the Rights are not then redeemable, the Company may amend the Rights in any manner that does not adversely affect the interest of holders of the Rights as such.

         Until a Right is exercised, the holder, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

         A copy of the Rights Agreement is attached hereto as Exhibit 1. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

Item 2. Exhibits.

                  The following exhibits are filed as part of this Registration Statement on Form 8-A:

                  1 Rights Agreement, dated as of October 15, 1999, between the Company and Equiserve Trust Company, which includes the form of Right Certificate as Exhibit A and the Summary of Rights to Purchase Common Stock as Exhibit B.


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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                        SAFETY-KLEEN CORP.
                                        (Registrant)


                                        By: /s/ Kenneth W. Winger
                                           -------------------------------------
                                        Kenneth W. Winger
                                        President and Chief Executive Officer

Date: October 15, 1999


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                                                                               8

                                INDEX TO EXHIBITS

                                                                    Sequentially
Exhibit                                                               Numbered
Number                             Exhibit                              Page
------                             -------                              ----

   1 Rights Agreement, dated as of October 15, 1999, between the Company and Equiserve Trust Company, N.A. which includes the form of Right Certificate as Exhibit A and the Summary of Rights to Purchase
                   Common Stock as Exhibit B.


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